Park View OZ REIT Inc

One Beacon Street

32nd Floor

Boston, MA 02108

Via Edgar

January 25, 2023

Ms. Catherine De Lorenzo

Division of Corporate Finance

United States Securities and Exchange Commission

Office of Real Estate and Construction

100 F Street, NE

Washington, DC 20549

Re:	Park View OZ REIT Inc
Offering Statement on Form 1-A, Post-qualification Amendment No. 2 (the “Offering Statement”)
File No. 024-11337

Dear Ms. De Lorenzo:

On behalf of Park View OZ REIT Inc (the “Company”) I hereby request that pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended, the Securities and Exchange Commission (the “Commission”) issue a qualification order for the above-referenced Offering Statement, so that it may be qualified as of 4:00 PM Eastern Time on January 26, 2023, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Victoria Bantz of Burns, Figa & Will PC at 720-493-8078.

Respectfully submitted,

Park View OZ REIT Inc

/s/Michael Kelley

By: Michael Kelley

President & CEO

cc:	Victoria B. Bantz, Esq., Burns, Figa & Will PC